UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In accordance with Article 28 of the Securities Market Law, Sole Ordered Text approved by Supreme Decree No. 093-2002-EF, and the Regulation of Relevant Information and Reserved Information, approved by Resolution SMV No. 005-2014-SMV-01, we are pleased to inform that today Lima Airport Partners S.R.L. and Consorcio Inti Punku - formed by Sacyr Construcción S.A., Peruvian Branch, Sacyr Construcción Perú S.A.C. and Cumbra Perú S.A. ("Cumbra") - have signed an addendum to the "Design, Engineering, Procurement and Construction (EPC) Contract", signed by said parties on September 30, 2021, for the execution of the works related to the new passenger terminal, known as "Work Package 3 - Terminal", which are part of the "Jorge Chávez International Airport Expansion Project".

The addendum to the Contract includes the resizing of infrastructures, which increase the airport's capacity, and the inclusion of new facilities in the scope of the works included in said Contract.

The amount of the addendum is USD 350,000,000.00, plus VAT, increasing the total amount of the contract to USD 1,051,944,342.43, plus VAT. The execution term is 36 months.

Finally, Cumbra - a company that is part of the AENZA Group - has a 49% participation in the Inti Punku Consortium.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FREDY CHALCO
Name:	Fredy Chalco Aguilar
Title:	VP of Corporate Finance
Date:	November 11, 2022